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                                                                     Exhibit 13



                         PEOPLES COMMUNITY BANCORP, INC.



                               2000 ANNUAL REPORT


                                 TO STOCKHOLDERS

Dear Stockholders:

We are pleased to present Peoples Community Bancorp, Inc.'s first Annual Report to Stockholders for the fiscal year ended September 30, 2000. As discussed below, fiscal year 2000 was marked by our efforts to enhance future performance by employing sound capital management strategies and by building a balance sheet poised to generate competitive returns.

Our first year of public ownership began when Peoples Community Bancorp, Inc. was formed in connection with the merger of The Oakley Improved Building and Loan Company into The People's Building, Loan and Savings Company and the subsequent conversion of the combined entity to a federally chartered stock savings bank now known as Peoples Community Bank. Immediately following the conversion, Harvest Home Financial Corporation, the parent company of Harvest Home Savings Bank, was acquired. This culminated a historic first time ever merger, conversion and acquisition, which was completed on March 29, 2000. At September 30, 2000, our total assets amounted to $320.6 million and stockholders' equity totalled $31.7 million or 9.9% of total assets.

In the conversion, Peoples Bancorp sold 1,190,000 shares of common stock. This offering, which was enthusiastically supported by our customers and others in our local community, resulted in net proceeds of approximately $10.3 million. This capital enhancement and the combinations with Oakley and Harvest Home have favorably positioned us to serve our local market area. Your support is greatly appreciated and we remain committed to developing and sustaining an independent community bank.

As part of our plan to expand into other market areas and consolidate our operations, we are excited about our entry into the rapidly growing Butler County market. Construction of our new Corporate Headquarters and new branch on West Chester Road at Union Center is on schedule and we are anticipating occupancy by April 1st of 2001. Also, under contract for development is a North Lebanon location, which will provide a much needed full service branch office with drive up facilities for the Lebanon market area. In addition, we are remodeling and upgrading the Oakley office to a full service facility. We are also excited about our option on a lot near the rapidly growing Rivers Bend development in Warren County.

On September 19, 2000, Peoples Bancorp entered into an Agreement and Plan of Reorganization with Market Financial Corporation which provides for the merger of Market Financial, and its wholly owned subsidiary, Market Bank, into Peoples Bancorp. At September 30, 2000, Market Financial had $56.1 million of total assets. Market Bank conducts business through two offices, located in Mt. Healthy and North Bend, both in Hamilton County. This acquisition will enhance the existing branch network of Peoples. In conjunction with this transaction, we are actively pursuing opportunities to upgrade and modernize the North Bend branch.

Although the above commitments to expanding our retail base by acquiring land and building additional banking facilities will have a significant impact on overhead expenses and profitability in the near term, we believe these commitments will greatly enhance our franchise in the long


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term. We continue to operate in a banking environment of declining margins where growth is critical to continued success. We believe that the expansion will increase our market share and provide the avenues for achieving the requisite level of profitable growth in the future and we appreciate your patience and support during our continued transition into a true community bank.

The future of Peoples Community Bancorp, Inc. is filled with opportunity for our shareholders, customers and personnel. As we focus on expanding our franchise, providing competitive services and working to integrate Market Bank into our organization, we would like to extend our gratitude to all who share our vision and values. As a shareholder, you can be an integral part of the success of Peoples Community Bancorp and we challenge you to actively promote all our banking services to friends, relatives and business acquaintances. Every new loan, savings and checking account that you attract will facilitate our growth, expansion and profitability, enhance our status as an independent community bank and benefit all of us as shareholders.

Directors, Management and Staff have worked very diligently to integrate the three companies into one operating entity. We are very pleased with the growth and performance of Peoples Community Bank to date and expect it to continue into the future.

Your continued support of and interest in Peoples Community Bancorp, Inc. are sincerely appreciated.

Sincerely,


/s/ Jerry D. Williams

Jerry D. Williams
President and
Chief Executive Officer




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


                   BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.


Peoples Community Bancorp, Inc., a Delaware corporation ("Peoples Bancorp"), is a unitary savings and loan holding company, which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank"), a federally chartered savings bank.

Peoples Bank was organized in 1889 as an Ohio-chartered mutual savings and loan association under the name "People's Building, Loan and Savings Co." On September 30, 1999, Peoples Bank and The Oakley Improved Building and Loan Company ("Oakley"), jointly executed an Agreement and Plan of Merger which provided for the merger of Oakley with and into Peoples Bank (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Consequently, the financial statements have been restated for prior years to include the accounts of Oakley. In addition, Peoples Bank adopted a Plan of Conversion (the "Conversion") which provided for the conversion of Peoples Bank to a federally-chartered stock savings bank, the formation of Peoples Bancorp and the sale of Peoples Bancorp's common stock.

Immediately following the Merger and the Conversion, Peoples Bancorp acquired Harvest Home Financial Corporation ("Harvest Home"). The acquisition was accounted for using the purchase method of accounting. At the time of the Merger and the Conversion, Peoples Bank changed its name to Peoples Community Bank.

The activities of Peoples Bancorp have been limited primarily to holding the stock of Peoples Bank. Peoples Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer, commercial and nonresidential purposes. Peoples Banks' business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.

Peoples Bank also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments, mortgage sales and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Peoples Bank is a member.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the "FDIC") which administers the Savings Association Insurance Fund. Deposits in Peoples Bank are insured up to applicable limits by the FDIC.

Please refer to the accompanying Joint Proxy Statement/Prospectus for Management's Discussion of Financial Condition and Results of Operations for the three year period ended September 30, 2000 as well as audited financial statements related to such time period.


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


          MARKET PRICE OF PEOPLES COMMUNITY BANCORP, INC. COMMON SHARES
                       AND RELATED SECURITY HOLDER MATTERS


Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the period from March 29, 2000 to September 30, 2000. Such prices do not include retail financial markups, markdowns, or commissions. Information relating to prices has been obtained from Nasdaq.

FISCAL 2000                                          HIGH               LOW
Quarter ended:
  June 30, 2000                                    $12.94           $  9.25
  September 30, 2000                                12.69             10.37

As of December 8, 2000, Peoples Bancorp had 1,977,733 common shares outstanding held of record by approximately 900 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during fiscal 2000.





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


           PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK


                                    DIRECTORS

Paul E. Hasselbring                          Thomas J. Noe
CHAIRMAN OF THE BOARD                        CHIEF FINANCIAL OFFICER

Jerry D. Williams                            John E. Rathkamp
PRESIDENT AND CHIEF EXECUTIVE OFFICER        CHIEF LENDING OFFICER

Richard S. Johnston                          Zane M. Brant
RETIRED, FORMERLY PRESIDENT OF THE PEOPLE'S  PRESIDENT OF BRANT'S, INC.
  BUILDING & LOAN COMPANY

John L. Buchanan                             Donald L. Hawke
PRESIDENT OF BUCHANAN'S POWER EQUIPMENT      RETIRED
  CENTER, INC.

James R. Van DeGrift                         Nicholas N. Nelson
TRUSTEE, TURTLECREEK TOWNSHIP, LEBANON,      COUNTY ADVISOR, WARREN COUNTY, OHIO
  OHIO

                               EXECUTIVE OFFICERS

Paul E. Hasselbring                          Thomas J. Noe
CHAIRMAN OF THE BOARD                        CHIEF FINANCIAL OFFICER

Jerry D. Williams                            John E. Rathkamp
PRESIDENT AND CHIEF EXECUTIVE OFFICER        SECRETARY AND CHIEF LENDING OFFICER

David A. Cook                                Dennis J. Slattery
VICE PRESIDENT                               CHIEF OPERATING OFFICER

Beth Darlene Pennington                      Jerry Boate
VICE PRESIDENT                               VICE PRESIDENT

Lori Marion Henn                             Teresa O'Quinn
VICE PRESIDENT                               VICE PRESIDENT AND CONTROLLER

                                             Deborah Mundstock
                                             VICE PRESIDENT



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


                                BANKING LOCATIONS


                                   MAIN OFFICE
                                   -----------

                                11 South Broadway
                               Lebanon, Ohio 45036


                                 BRANCH OFFICES
                                 --------------

112 E. Main Street            3621 Harrison Avenue       3924 Isabella
Blanchester, Ohio  45107      Cheviot, Ohio  45211       Cincinnati, Ohio  45209

3663 Ebenezer Road                                       7030 Hamilton Avenue
Cincinnati, Ohio  45248                                  Cincinnati, Ohio  45231




                             STOCKHOLDER INFORMATION

         Peoples Community Bancorp, Inc. is a Delaware-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through six offices in Hamilton, Warren and Clinton counties in southwest Ohio.

                            TRANSFER AGENT/REGISTRAR:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              STOCKHOLDER REQUESTS:

   Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 3621 Harrison Avenue, Cheviot, Ohio 45211.

   Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp's transfer agent, Registrar and Transfer Company.



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